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Press Release  (Exhibit 99.1)

G&L Realty Corp. Announces Agreement for Acquisition Of Its Publicly-Held Common Stock

BEVERLY HILLS, Calif., May 10 /PRNewswire/ -- G&L Realty Corp. (NYSE: GLR -
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news) today announced that its Board of Directors has approved a definitive
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merger agreement with Daniel M. Gottlieb and Steven D. Lebowitz, the Chief
Executive Officer and the President, respectively, of the Company, under which they will acquire all the outstanding shares of Common Stock of the Company not held by them for a cash price of $12.00 per share. The acquisition of the shares is to be effected through the merger of an entity newly formed by Mr. Gottlieb and Mr. Lebowitz into the Company. It is currently contemplated that the merger will be completed in the third quarter of 2001.

The Company's Series A and Series B Preferred Stock would remain outstanding following consummation of the merger. In addition, Mr. Gottlieb and Mr. Lebowitz propose to make a cash tender offer for up to approximately 16% of the total number of outstanding shares of Preferred Stock at a price of $17.50 per share of Series A and $17.00 per share of Series B. The tender offer would occur during the period in which the Company solicits proxies for the stockholders meeting to consider the proposed merger and would close concurrently with, and be subject to, the closing of the merger.

The definitive agreement was negotiated on the Company's behalf by a Special Committee of the Board of Directors. The definitive agreement supersedes an agreement in principle that had been announced on April 13. The principal differences between the terms of the definitive agreement and the agreement in principle are to increase the purchase price to $12.00 per share from $11.25 per share; to eliminate a provision providing for a downward adjustment of the purchase price if certain transaction expenses exceed an agreed upon amount; and to eliminate the requirement that the merger be approved by the holders of a majority of the shares voting on the merger that are not owned by Mr. Gottlieb or Mr. Lebowitz.

The merger is conditioned on the approval of the merger and the definitive agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock; Houlihan Lokey Howard & Zukin Financial Advisors, Inc., financial advisor to the Special Committee of the Board of Directors, not withdrawing or materially and adversely modifying the fairness opinion it has delivered to the Special Committee; the receipt by Mr. Gottlieb and Mr. Lebowitz of necessary financing; the receipt of applicable governmental and third party consents and approvals; and other conditions that are customary for transactions of this type. The definitive agreement also contains other provisions that are common in agreements of this type, including reimbursement of certain expenses incurred by Mr. Gottlieb and Mr. Lebowitz, standstill provisions and provisions permitting the Company to terminate the agreement upon receipt of a superior offer and under certain other circumstances upon payment of a termination fee. The Company currently has outstanding approximately 2,334,000 shares of Common Stock. Mr. Gottlieb and Mr. Lebowitz together own approximately 29% of the outstanding Common Stock. In addition, Mr. Gottlieb and Mr. Lebowitz have advised the Company that, prior to the record
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date for the stockholders meeting, they intend to convert Operating Partnership
Units so that they will own approximately 42% of the outstanding Common Stock entitled to vote on the definitive agreement. Mr. Gottlieb and Mr. Lebowitz also own stock options which, if exercised, would increase their ownership to approximately 45% of the outstanding common stock. Founded in 1976, G&L Realty Corp. is a growth-oriented health care real estate investment trust with four major areas of operation: the Medical Office Building Division, the Skilled Nursing Facility Division, the Assisted Living Facility Division and the Senior Care Lending Division.

This press release contains forward-looking statements. These statements can be identified by the use of forward-looking terminology such as ``contemplate,'' ``intend'' and ``propose.'' These statements represent the Company's judgment concerning the future and are subject to risks and uncertainties that could cause the transactions described not to occur in the manner or in the time frame indicated in this press release. Factors influencing the transactions described in this press release, in addition to the conditions referred to above, include, but are not limited to, changes in the general economy, the supply of, and demand for, healthcare related real estate in markets in which the Company has investments, the availability of financing and governmental policies and regulations as well as delays in obtaining approvals from stockholders, governmental authorities and other third parties.